Exhibit 99.3

. 8th Floor, 100 University Avenue Toronto, Ontario M5J 2Y1 www.computershare.com Security Class Holder Account Number BLUE PROXY Fold Form of Proxy - Annual Meeting to be held on May 28, 2024 This BLUE Form of Proxy is solicited by and on behalf of Management of Gildan Activewear Inc. Notes to proxy 1. Every adjournment holder or has postponement the right to appoint thereof. some If you other wish person to appoint or company a person of or their company choice, other who than need the not persons be a holder, whose to names attend and are printed act on their herein, behalf please at the insert Meeting the name or any of your chosen proxyholder in the space provided on the reverse and return your proxy by mail or vote by internet at www.investorvote.com. 2. If the securities are registered in the name of more than one owner (for example, joint ownership, trustees, executors, etc.), then all those registered should sign this proxy. If you are voting on behalf of a corporation or another individual you must sign this proxy with signing capacity stated, and you may be required to provide documentation evidencing your power to sign this proxy. 3. This proxy should be signed in the exact manner as the name(s) appear(s) on the proxy. 4. If this proxy is not dated, it will be deemed to bear the date on which it is mailed by Management to the holder. 5. The voted securities as recommended represented by Management. by this proxy will be voted as directed by the holder; however, if such a direction is not made in respect of any matter, this proxy will be 6. The securities represented by this proxy will be voted in favour or withheld from voting or voted against each of the matters described herein, as applicable, in accordance with the instructions of the holder, on any ballot that may be called for and, if the holder has specified a choice with respect to any matter to be acted on, the securities will be voted accordingly. 7. This proxy confers discretionary authority in respect of amendments or variations to matters identified in the Notice of Meeting or other matters that may properly come before the Meeting or any adjournment or postponement thereof. 8. This proxy should be read in conjunction with the accompanying documentation provided by Management. Fold Proxies submitted must be received by 10:00 a.m. (EDT) on Friday, May 24, 2024 or if the Meeting is postponed or adjourned, no later than 48 hours (excluding Saturdays, Sundays and holidays) before the Meeting. VOTE USING THE TELEPHONE OR INTERNET 24 HOURS A DAY 7 DAYS A WEEK! To Vote Using the Telephone To Vote Using the Internet To Receive Documents Electronically Call the number listed BELOW from a touch tone Go to the following web site: You can enroll to receive future securityholder telephone. www.investorvote.com communications electronically by visiting 1-866-732-VOTE (8683) Toll Free www.investorcentre.com. Smartphone? Scan the QR code to vote now. If you vote by telephone or the internet, DO NOT mail back this proxy. Voting by by mail mail or may by be internet the only method for securities held in the name of a corporation or securities being voted on behalf of another individual. Voting are the only methods by which a holder may appoint a person as proxyholder other than the Management Nominees named on the reverse of this proxy. Instead of mailing this proxy, you may choose one of the two voting methods outlined above to vote this proxy. To vote by telephone or the internet, you will need to provide your CONTROL NUMBER listed below. CONTROL NUMBER 01YYZF

Appointment of Proxyholder

I/We being holder(s) of Gildan Activewear Inc. (the "Corporation") hereby appoint: Timothy Hodgson, Chair of the board of directors, or, failing him Vincent J. Tyra, President and Chief Executive Officer (the "Management Nominees")

OR

Print the name of the person you are appointing if this person is someone other than the Management Nominees listed herein.

BLUE PROXY

as my/our proxyholder with full power of substitution and to attend, act and to vote for and on behalf of the shareholder(s) in accordance with the following direction (or if no directions have been given or if there is any variation or amendment to the below matters, as the proxyholder sees fit) and all other matters that may properly come before the Annual Meeting of shareholders of the Corporation to be held at 1250 René-Lévesque Blvd West, Suite 3610, Montréal, Québec on Tuesday, May 28, 2024 at 10:00 a.m., EDT and at any adjournment or postponement thereof.

VOTING RECOMMENDATIONS ARE INDICATED BY HIGHLIGHTED TEXT OVER THE BOXES.

1. APPOINTMENT OF AUDITORS

The appointment of KPMG LLP, Chartered Professional Accountants, as auditors for the ensuing year

	For	Withhold
1. Appointment of Auditors	☐	☐

2. ELECTION OF DIRECTORS

The following persons be elected as the directors of the Corporation to hold office until the close of the next annual meeting of shareholders following their election. You may vote "FOR" up to twelve (12) nominees for election as director in total. If the number of nominees for election of directors is greater than the number of vacancies, then those nominees receiving the greatest number of votes will be declared elected until all vacancies have been filled.

Fold

MANAGEMENT NOMINEES

Nominee	For	Withhold	Nominee	For	Withhold	Nominee	For	Withhold
01. Timothy Hodgson	☐	☐	02. Lewis L. (Lee) Bird III	☐	☐	03. Dhaval Buch	☐	☐
04. Marc Caira	☐	☐	05. Jane Craighead	☐	☐	06. Sharon Driscoll	☐	☐
07. Lynn Loewen	☐	☐	08. Anne Martin-Vachon	☐	☐	09. Vincent J. Tyra	☐	☐
10. Les Viner	☐	☐						

DISSIDENT NOMINEES

Nominee	For	Withhold	Nominee	For	Withhold	Nominee	For	Withhold
11. Karen Stuckey	☐	☐	12. J.P. Towner	☐	☐			

Nominee	For	Withhold	Nominee	For	Withhold	Nominee	For	Withhold
13. Michael Kneeland	☐	☐	14. Michener Chandlee	☐	☐	15. Ghislain Houle	☐	☐
16. Mélanie Kau	☐	☐	17. Peter Lee	☐	☐	18. Glenn J. Chamandy	☐	☐

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3. Resolution Advisory Vote on Executive Compensation

Approving an advisory resolution on the Corporation's approach to executive compensation.

	For	Against
3. Resolution Advisory Vote on Executive Compensation	☐	☐

4. Shareholder Proposal

Consider the shareholder proposal set out in Appendix D of the management information circular.

	For	Against
4. Shareholder Proposal	☐	☐

Authorized Signature(s) - This section must be completed for your instructions to be executed.

I/We authorize you to act in accordance with my/our instructions set out above. I/We hereby revoke any proxy previously given with respect to the Meeting. **If no voting instructions are indicated above, this Proxy will be voted as recommended by Management.**

Signature(s)

Date

DD / MM / YY

Interim Financial Statements – Mark this box if you would like to receive Interim Financial Statements and accompanying Management's Discussion and Analysis by mail. ☐

Annual Financial Statements – Mark this box if you would like to receive the Annual Financial Statements and accompanying Management's Discussion and Analysis by mail. ☐

Information Circular – Mark this box if you would like to receive the Information Circular by mail for the next securityholders' meeting. ☐

If you are not mailing back your proxy, you may register online to receive the above financial report(s) by mail at www.computershare.com/mailinglist.

GILQ 363849 AR1

01YZ0H